Date: October 5, 2016	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

Subject: FIORE EXPLORATION LTD.

Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General and Special Meeting

Record Date for Notice of Meeting :

November 01, 2016

Record Date for Voting (if applicable) :

November 01, 2016

Beneficial Ownership Determination Date :

November 01, 2016

Meeting Date :

December 09, 2016

Meeting Location (if available) :

Vancouver, B.C.

Issuer sending proxy related materials directly to NOBO:

No

Issuer paying for delivery to OBO:

No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders

No

NAA for Registered Holders

No

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON SHARES

31809M109

CA31809M1095

Sincerely,

Computershare

Agent for FIORE EXPLORATION LTD.